
07054991


SEC MAIL
RECEIVED
PROCESSING
JUN 19 2007
WASH. D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
(AMENDMENT 2)

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

IBA Health Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

IBA Health Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Gordan Mackay
Company Secretary
IBA Health Limited
Darling Park, Tower One, Level 8
201 Sussex Street
Sydney, NSW, 2000 Australia
Telephone: (011) (612) 8251-6700

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about May 16, 2007
(Date Rights Offer is to Commence)

Part I – Information Sent to Security Holders

1. Home Jurisdiction Documents.

   (a) On May 16, 2007, IBA Health Limited ("IBA") lodged a prospectus regarding a renounceable rights issue by IBA to its shareholders with the Australian Securities and Investments Commission, which it filed with the Securities Exchange Commission on Form CB.

   (b) On June 1, 2007 IBA lodged a supplementary prospectus regarding the renounceable rights issue, which it filed with the Securities Exchange Commission on Amendment No 1 to Form CB.

2. Informational Legends.

   Not applicable.

Part II – Information Not Required to be Sent to Security Holders

IBA has lodged the following announcements relating to the rights issue with the Australian Stock Exchange.

Date	Announcement	Attached as Exhibit
June 18, 2007	CSC consents to IBA / iSOFT merger	1

p. 4

Part III – Consent to Service of Process

Concurrently with the furnishing of the original Form CB, IBA filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBA HEALTH LIMITED

By: 

Name: Gary Cohen

Title: Executive Chairman

Date: 19 June 2007

MELBOURNE:56244.3

ibahealth

ANNOUNCEMENT TO THE ASX

CSC consents to IBA / iSOFT merger

Sydney – Monday, 18 June 2007– IBA Health Limited (ASX: IBA) – Australia's largest listed eHealth company, today announced that CSC Computer Sciences Limited (CSC) has consented in writing to the change of control of iSOFT Group plc (LSE: IOT) (iSOFT) that would result from the merger of IBA and iSOFT.

CSC's consent satisfies a key condition of IBA's offer for iSOFT and clears the way for the merger of IBA and iSOFT to proceed, with the only material remaining condition being the approval of the merger by iSOFT shareholders on 6 July 2008. iSOFT's board continues to unanimously recommend that iSOFT shareholders approve the merger.

CSC's consent follows agreement between iSOFT and CSC to mutually beneficial changes to the terms of the National Programme for IT ("NPfIT") contracts under which iSOFT is providing inter alia, its LORENZO, iPM and iIE healthcare IT solutions to CSC.

The contractual amendments which will facilitate a closer working relationship between iSOFT and CSC are:–

- iSOFT and CSC teams working on NPfIT will be integrated under CSC's leadership, with iSOFT remaining responsible for the employment of the iSOFT development team. This new structure will streamline the development and support of LORENZO, ensuring all parties' interests are aligned.

- In addition to LORENZO, CSC will take responsibility for the codestreams of iPM and iIE for the NPfIT. The provision and support of these products by iSOFT for other customers will be unaffected.

- Approximately two thirds of CSC's licence payments to iSOFT will be guaranteed through calendar based payments, with the remainder based on achievement of mutually agreed milestones. This will provide greater revenue certainty as payments to iSOFT had previously been linked to the achievement of delivery milestones.

- Overall, the total value of the contract to iSOFT will be approximately 5 per cent lower, mainly after 2010, whilst enhancing and securing the revenues for 2008, 2009 and 2010. This is accompanied by a lower risk profile, the removal of delay deductions and a small decrease in operating costs.

- iSOFT will retain the rights to the LORENZO intellectual property, including the rights to exploit it outside the CSC clusters. LORENZO installations (current and planned) outside these clusters will be unaffected and iSOFT does not anticipate that the contract amendments will impact its core long term strategy of developing LORENZO as its strategic product to be sold internationally.

"This agreement is a great outcome for both iSOFT and CSC," said Mr Gary Cohen, executive chairman of IBA. "For iSOFT, it reduces the risk of the programme and strengthens its financial position in the early years of the programme.

"Assuming iSOFT shareholders approve the merger on 6 July, the combined group will become one of the largest healthcare IT providers globally, with an experienced management team and a strong financial position. The merger is expected to increase IBA's earnings per share significantly for the year to 30 June 2008[1][1], before amortisation of acquisition related intangibles, and will open up opportunities to open up new markets and improve margins through economies of scale.

"The new agreement between iSOFT and CSC, assuming the merger proceeds, will provide further strength to the combined group and enable IBA, iSOFT and CSC to work closely together to deliver a high quality solution that meets the NPfIT's objectives.

"Both IBA shareholders and iSOFT shareholders are likely to benefit from the growth opportunities that are expected to result from the merger."

Further details of the agreement between iSOFT and CSC are included in the attached iSOFT release.

ABN AMRO Rothschild, which has underwritten IBA's conditional placement and rights issue in connection with IBA's offer for iSOFT, has advised IBA that on the basis CSC's consent has been obtained following lodgment of the supplementary prospectus, it does not intend to exercise its right to terminate the underwriting agreement in respect of that matter.

Acceptances and full payment for the new shares to be issued under the rights issue must be received by Tuesday, 26 June 2007.

If you have not yet applied for New Shares but would still like to do so, you may do so by completing the Entitlement and Acceptance Form that accompanied the Original Prospectus in accordance with the instructions set out in that form, and returning it, together with your cheque or bank draft in Australian currency (drawn on an Australian branch of a financial institution), in the reply paid envelope. Overseas Eligible Shareholders will need to affix appropriate postage if sent by mail or hand delivery to IBA's Share Registry at the following address:–

Mail to
Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001
AUSTRALIA

Hand deliver to
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
AUSTRALIA

so that it is received no later than 5.00pm Sydney time on Tuesday 26 June 2007.

End of release

[2][1] This statement regarding earnings per share enhancement is not a profit forecast and should not be interpreted to mean that the enlarged group's future earnings per share will necessarily match or exceed the historical published earnings per share of IBA

You are currently subscribed to IBA News. If you no longer wish to receive these alerts please reply to this email with 'unsubscribe' in the subject line

For further information contact:
Gary Cohen
Chairman
IBA Health Limited
Phone: +61 2 8251 6700
Email: gary.cohen@ibahealth.com

Media
Greg King
Communications and Business Development Director
IBA Health Limited
Phone: +61 413 621 111
Email: greg.king@ibahealth.com

About IBA Health

IBA Health Limited (ASX-IBA) is the largest health information technology company listed on the Australian Securities Exchange.

IBA Health provides information and communication solutions to connect providers, payers, patients and communities. IBA Health's range of systems are designed to support workflows across all health sectors including hospitals, clinics, aged and community care facilities, primary care as well as claims and payments processes.

IBA Health has a global team of over 500 health and technology professionals who work with healthcare providers to bring an unrivalled depth of experience to address all aspects of their partners' care delivery needs.

IBA Health has over 500 hospital and clinic installations covering Australia, New Zealand, South East Asia, China, India, The Middle East and South Africa. Industry leading customers include tertiary research and teaching facilities and multi enterprise care delivery organisations.

In Australia IBA Health is a leading provider to over 5,000 Primary Care providers, 300 Aged and Community Care facilities, 50% of Private Hospitals, public hospitals and the Australian Defence Force. With one of the largest eHealth Network in the Southern Hemisphere IBA is at the forefront of transmitting both financial and clinical data to General, Specialist and Allied Health professionals, Medicare Australia and Private Health Funds.

For more information on IBA Health, please visit the Company's website at www.ibahealth.com.

Notice of Dealing Disclosure Requirements Under The UK City Code on Takeovers and Mergers

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of IBA Health Limited or of iSOFT Group plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of IBA Health Limited or iSOFT Group plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of IBA Health Limited, or of iSOFT Group plc by IBA Health Limited or iSOFT Group plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Attention is also drawn to the announcement made by IBA on 23 May 2007 explaining the application of Rule 8.3 to persons who take up or deal in entitlements under the Rights Issue or who underwrite the Rights Issue.

END